

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 7, 2007

Mr. Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation
25505 West Twelve Mile Road, Suite 3000
Southfield, Michigan

Re: **Credit Acceptance Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2005
        Filed March 10, 2006

        Forms 10-Q for Fiscal Quarters Ended March 30, June 30, and
        September 30, 2006
        File No. 000-20202

Dear Mr. Booth:

        We have reviewed your supplemental response letter dated January 10, 2007 as well as your filing and have the following comments. As noted in our comment letter dated December 28, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. Please refer to prior comment 1. Please tell us in detail the eligibility requirements that the dealer-partner must meet to receive the accelerated dealer holdback payment. Tell us why the separate recognition of the 50% of the accelerated holdback payment as dealer-partner enrollment fees is appropriate. Include in your response references to the appropriate accounting literature. In addition, tell us the accounting if a dealer-partner does not reach these eligibility requirements including the impact on the dealer-partner loans outstanding and/or any dealer holdback payments.

1. Finance Charges – United States and Canada, page 42

2. Please refer to prior comment 5. If there is a default on the loan, tell us how the default will impact the amount of your previously recognized commission.

11. Business Segment Information, page 62

3. Please refer to prior comment 4. Your reconciliation should not include discontinued operations segment information under paragraph 32(b) of SFAS 131. Revise in future filings.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director